RADICA(R) GAMES LIMITED
                     INTRODUCES GAMESTER(R) GAME CHANGER(TM)
                         FOR THE GAME BOY(R) ADVANCE SP

                MAKES SWITCHING TITLES, GRIPPING GAME BOY EASIER


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
September 15, 2003                                   PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ: RADA), designer and manufacturer of video game controllers and accessories marketed under the Gamester brand, announced that Game Changer, the only Game Boy Advance (GBA) SP accessory that allows gamers to switch games without removing cartridges, is now available for only $9.99.

At the touch of a button, the Game Changer lets players switch between any three games stored in its ergonomic grips. Designed for gamers on the move, the Game Changer allows fans to carry and swap titles without having to juggle cartridges between the GBA SP and an extra carrying case. The Game Changer's custom grips also provide added comfort and control for gamers who find the new, smaller GBA SP uncomfortable to hold during those extended gaming sessions on long car rides or waits in the doctor's office.

"The Game Changer is perfect for the gamer on the move," said Pat Feely, chief executive officer, Radica Games Ltd. "With the Game Changer, you don't have to worry about misplacing a cartridge when changing games and the grips make it easy to hold the Game Boy Advanced SP's tiny frame for hours."

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.



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ABOUT GAMESTER:
Gamester, the leading European video game accessory brand, was introduced in the US in 2001. With best selling, innovative items such as the Phoenix gamepad, the Phat Pack multipacks, and the Pro Racer handheld wheels, Gamester has made a name for itself with both quality and innovation. Gamester always gives the gamer the Unfair Advantage(TM). For more information, visit www.gamesterusa.com

ABOUT RADICA GAMES LIMITED

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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